EXHIBIT 23(M)(4)

                              COMSTOCK FUNDS, INC.

                     CLASS AAA SERVICE AND DISTRIBUTION PLAN

     INTRODUCTION: It has been proposed that the above-captioned investment company (the "Company") adopt a Service and Distribution Plan (the "Plan") relating to the Class AAA shares of the Comstock Capital Value Fund (the "Capital Value Fund") in accordance with Rule 12b-1, promulgated under the Investment Company Act of 1940, as amended (the "Act"). Under the plan, the Company, on behalf of the Capital Value Fund, would pay the Capital Value Fund's distributor (the "Distributor") a fee for servicing and making payments to third parties for servicing the Capital Value Fund's Class AAA shareholder accounts, as well as advertising and selling the Capital Value Fund or its investment adviser's mutual fund activities, preparing and distributing prospectuses (including statements of additional information) and sales, marketing and shareholder servicing materials and any other direct or indirect expenses relating to any of the foregoing activities (the "Service and Distribution Fee"). . If this proposal is to be implemented, the Act and said Rule 12b-1 require that a written plan describing all material aspects of the proposed Service and Distribution Fee be adopted by the Company.

     The Company's Board, in considering whether the Company should implement a written plan, has requested and evaluated such information as it deemed necessary to make an informed determination as to whether a written plan should be implemented and has considered such pertinent factors as it deemed necessary to form the basis for a decision to use assets attributable to the Capital Value Fund's Class AAA shares for such purposes.

     In voting to approve the implementation of such a plan, the Board members have concluded, in the exercise of their reasonable business judgment and in light of their respective fiduciary duties, that there is a reasonable likelihood that the plan set forth below will benefit the Capital Value Fund and holders of the Capital Value Fund's AAA shares.

     THE PLAN: The material aspects of the Plan are as follows:

     1. The Company, on behalf of the Capital Value Fund, shall pay to the Distributor the Service and Distribution Fee at an annual rate of .25 of 1% of the value of the Capital Value Fund's average daily net assets attributable to the Class AAA shares of the Capital Value Fund for such year. The Distributor may pay one or more securities dealers, financial institutions (which may include banks) or other industry professionals, such as investment advisers, accountants and estate planning firms (severally, a "Service Agent"), a fee in respect of the Capital Value Fund's Class AAA shares owned by investors with whom the Service Agent has a servicing relationship or for whom the Service Agent is the dealer or holder of record. The Distributor shall determine the amounts to be paid to the Service Agents to which it will make payments under this Plan and the basis under which such payments will be made. Payments to a Service Agent are subject to compliance by the Service Agent with the terms of any related Plan agreement between the Service Agent and the Distributor. In addition, pursuant to this Plan, Gabelli Funds, LLC (the "Advisor") or the Distributor may make payments from time to time from their own resources, which may include the investment advisory fee or the
          Service and Distribution Fee received from the Company, on behalf of the Capital Value Fund, and past profits, for any of the foregoing purposes. Such payments will not increase the amount which the
          Company, on behalf of the Capital Value Fund, is permitted to pay hereunder and shall not increase the amount the Company, on behalf of the Capital Value
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          Fund, is required to pay the Advisor or the Distributor for any fiscal year under the investment advisory agreement with the Advisor or the distribution agreement with the Distributor in effect for that year.

     2. For the purposes of determining the fees payable under this Plan, the value of the net assets attributable to Capital Value Fund Class AAA shall be computed in the manner specified in the Company's charter documents, and the Capital Value Fund's prospectus and statement of additional information, as then in effect for the computation of the value of the Company's net assets attributable to such Class of the Capital Value Fund.

     3. The Company's Board shall be provided, at least quarterly, with a written report of all amounts expended pursuant to this Plan. The report shall state the purpose for which the amounts were expended.

     4. This Plan will become effective upon approval by (a) with respect to the Service and Distribution Fee, holders of a majority of the Capital Value Fund's outstanding Class AAA shares and (b) a majority of the Board members, including a majority of the Board members who are not "interested persons" (as defined in the Act) of the Company and have no direct or indirect financial interest in the operation of this Plan or in any agreements entered into a connection with this Plan, pursuant to a vote cast in person at a meeting called for the purpose of voting on the approval of this Plan.

     5. This Plan shall continue for a period of one year from its effective date, unless earlier terminated in accordance with its terms, and thereafter shall continue automatically for successive annual periods, provided such continuance is approved at least annually in the manner provided in paragraph 4(b) hereof.

     6. This Plan may be amended at any time by the Company's Board, provided that (a) any amended to increase materially the Service and Distribution Fee or other costs which are primarily intended to result in the sale of Capital Value Fund Class AAA shares which such Class AAA shares may bear pursuant to this Plan shall be effective only upon approval by a vote of the holders of a majority of the Capital Value Fund's outstanding Class AAA shares and (b) any material amendments of the terms of this plan shall become effective only upon approval as provided in paragraph 4(b) hereof.

     7. This Plan is terminable without penalty at any time (a) by vote of a majority of the Board members who are not "interested persons" (as defined in the Act) of the Company and have no direct or indirect financial interest in the operation of this Plan or in any agreements entered into connection with this Plan, or (b) with respect to the Service and Distribution Fee or other costs which are primarily intended to result in the sale of Capital Value Fund Class AAA shares, by vote of the holders of a majority of the Capital Value Fund's outstanding Class AAA shares.

Dated: August 19, 2008